# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, New York (NY), NY 10007
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-249738
Filed by CIK 0001418333

## Reporting persons
- Macquarie Group Limited: type of reporting person: parent holding company or control person (HC); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 187,745 (2.2% of the class)
- Macquarie Bank Limited: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 187,745; shared voting power 0; sole dispositive power 187,745; shared dispositive power 0; aggregate amount beneficially owned 187,745 (2.2% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Bank Limited and Macquarie Bank
Limited (London Branch).
Address of principal business office or, if none, residence:
The principal business address of Macquarie Group Limited and Macquarie Bank Limited is Level 1, 1 Elizabeth
Street, Sydney, New South Wales, Australia. The principal business address of Macquarie Bank Limited (London
Branch) is Ropemaker Place 28 Ropemaker Street, London, EC2Y9HD.
Citizenship:
Macquarie Group Limited and Macquarie Bank Limited- Sydney, New South Wales, Australia Corporation
Macquarie Bank Limited (London Branch) - incorporated or formed under the laws of Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See responses on the cover page hereto.
Percent of class: See responses on the cover page hereto.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See responses on the cover page hereto.
Sole power to dispose or to direct the disposition: See responses on the cover page hereto.
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Macquarie Group Limited: /s/ Philip Alexander, Associate Director (02/06/2025)
- Macquarie Group Limited: /s/ Charles Glorioso, Division Director (02/06/2025)
- Macquarie Bank Limited: /s/ Philip Alexander, Associate Director (02/06/2025)
- Macquarie Bank Limited: /s/ Charles Glorioso, Division Director (02/06/2025)